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                                                                     Exhibit 8.1



                               September 25, 2002


Rock Hill Bank & Trust
249 East Main Street
Rock Hill, SC 29731

The South Financial Group, Inc.
Carolina First Bank
102 S. Main Street
Greenville, SC  29601


RE: Certain U.S. Federal income tax consequences of consummation of transactions contemplated in that certain Asset Sale Agreement dated September 3, 2002 (the "Asset Sale Agreement") by and between Carolina First Bank, a South Carolina-chartered, non-member bank ("Carolina First Bank"), The South Financial Group, Inc., a bank holding corporation formed under the laws of the State of South Carolina and the sole shareholder of Carolina First Bank ("TSFG"), and Rock Hill Bank & Trust, a South Carolina-chartered, non-member bank ("Rock Hill Bank")


Gentlemen and Ladies:

         We have served as special tax counsel to TSFG and Carolina First Bank in connection with their entry into and consummation of the transactions contemplated in the Asset Sale Agreement. This opinion is delivered to you pursuant to Sections 7.9 and 8.7 of the Asset Sale Agreement. Capitalized terms used in this opinion and not otherwise defined have the meaning ascribed to such terms in the Asset Sale Agreement.

         The Asset Sale Agreement provides for the sale of substantially all of the assets of Rock Hill Bank to Carolina First Bank in exchange for 430,017 shares of TSFG common stock (the "Stock Consideration") and the right to receive cash Earnout Payments, as defined in the Asset Sale Agreement (the "Asset Sale"). After the Asset Sale, the former operations of Rock Hill Bank will be conducted as branch operations of Carolina First Bank. The Asset Sale Agreement also provides that Carolina First Bank will assume certain liabilities of Rock Hill Bank, including all deposit liabilities as part of the Asset Sale.

         As to matters of fact material to this opinion, we have made the following factual assumptions in rendering the opinion hereinafter set forth:

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Rock Hill Bank & Trust
September 25, 2002
Page 2


                  (a) That the transactions contemplated in the Asset Sale Agreement, including without limitation the Asset Sale, will be consummated in strict compliance with the terms and conditions of the Asset Sale Agreement;

                  (b) That all representations and warranties contained in the Asset Sale Agreement are true and will be true as of the Effective Time and that each party to the Asset Sale Agreement will perform all obligations, duties or other responsibilities agreed upon by such party therein; and

                  (c) That prior to the transactions contemplated in the Asset Sale Agreement, TSFG already owned approximately 22% of the outstanding common stock of RHBT Financial Corporation, a bank holding corporation formed under the laws of the State of Delaware and the sole shareholder of Rock Hill Bank ("RHBT Financial"), acquired via a previous merger.

         Based upon the foregoing, we are of the opinion that, in connection with the Asset Sale:

                  (1) Rock Hill Bank will recognize gain on the excess of the fair market value of the Stock Consideration plus the current fair market value of the Earnout Payments over Rock Hill Bank's adjusted basis in the assets sold to Carolina First Bank pursuant to the Asset Purchase Agreement.

                  (2) Any net operating loss of Rock Hill Bank for its current year and its net operating loss carry forward from past years will be available to offset all or a portion of any taxable income of Rock Hill Bank contemplated in paragraph (1) above.

                  (3) Carolina First Bank will not take any of the tax attributes of Rock Hill Bank in connection with the Asset Sale.

                  (4) Carolina First Bank will take a tax basis in the assets of Rock Hill Bank that it acquires equal to the fair market value of the Stock Consideration plus the amount of liabilities assumed by Carolina First Bank in the Asset Sale. In the event that Carolina First Bank is required to pay any Earnout Payments, it will be entitled to add those amounts to its tax basis in the assets of Rock Hill Bank that it acquires when and if any such Earnout Payments are paid.

         We express no opinion other than that expressly stated immediately above. This opinion is based on the current state of U.S. federal tax law as evidenced by applicable statutes, regulations, rulings and judicial decisions. Any of these statutes, regulations, rulings and judicial decisions can change at any time on a prospective or retroactive basis, in which event some or all of the previous opinion may become inapplicable. This opinion speaks only as of its date and applies only to the matters specifically covered by this letter. We expressly disclaim any obligation to supplement this opinion if any applicable laws change after the date of this opinion,


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Rock Hill Bank & Trust
September 25, 2002
Page 3


or if we become aware of any facts that might change the opinions expressed above after the date of this opinion.

         This opinion does not cover all tax consequences that may be relevant to RHBT Financial shareholders in light of their particular circumstances and does not cover aspects of tax consequences that may be applicable to RBHT Financial shareholders subject to special federal income tax treatment (such as insurance companies, dealers in securities, certain retirement plans, financial institutions, tax exempt organizations or foreign persons, holders that acquired their shares of RHBT Financial common stock pursuant to the exercise of employee stock options or otherwise as compensation, and holders who are not United States persons), nor does it cover state or local tax consequences.

         The opinions expressed above are solely for the benefit of Rock Hill Bank, RBHT Financial and RBHT Financial's shareholders in connection with the Asset Sale and may not be relied on in any manner for any other purpose or by any other person.

         We consent to the use of this opinion as an exhibit to the Registration Statement on Form S-4 (the "Registration Statement") filed by TSFG on or about September 25, 2002, pursuant to the Securities Act of 1933, as amended, and consent to being named in the Registration Statement under the heading "LEGAL MATTERS."


                                      Very truly yours,

                                      /s/ Wyche, Burgess, Freeman & Parham, P.A.

                                      Wyche, Burgess, Freeman & Parham, P.A.